THE ART COMMISSION, LLC,
a Wisconsin Limited Liability Company

SUBSCRIPTION AND PURCHASE AGREEMENT

Unit Subscription Price: $0.6965 per Series A Preferred Unit

THIS DOCUMENT IS DELIVERED IN CONNECTION WITH AN OFFERING BY THE ART COMMISSION, LLC, A WISCONSIN LIMITED LIABILITY COMPANY (THE "COMPANY") TO SELL SERIES A PREFERRED UNITS TO INVESTORS (THE "OFFERING"). THIS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE LIMITED LIABILITY COMPANY MEMBERSHIP UNITS OF THE COMPANY REFERRED TO IN THIS SUBSCRIPTION AND PURCHASE AGREEMENT IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SALE.

THE UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). SUCH UNITS ARE BEING OFFERED AND SOLD PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING THEREUNDER. THE OFFERING IS MADE PURSUANT TO THE FORM C OF THE COMPANY THAT HAS BEEN FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS BEING MADE AVAILABLE ON THE WEFUNDER CROWDFUNDING PORTAL'S (THE "PORTAL") WEBSITE, AS THE SAME MAY BE AMENDED FROM TIME TO TIME ("FORM C").

AN INVESTOR OF UNITS MUST BE PREPARED TO BEAR THE ECONOMIC RISK OF THE INVESTMENT FOR AN INDEFINITE PERIOD OF TIME BECAUSE THE UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, AND, THEREFORE, CANNOT BE SOLD UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THERE IS NO OBLIGATION OF THE COMPANY TO REGISTER THE UNITS UNDER THE SECURITIES ACT. NO PUBLIC OR OTHER MARKET IS EXPECTED TO DEVELOP FOR THE UNITS.

THE UNITS HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE AND ANY TRANSFER OF THE UNITS ALSO MUST COMPLY WITH ANY APPLICABLE STATE SECURITIES LAWS.

THE ART COMMISSION, LLC, a Wisconsin Limited Liability Company

SUBSCRIPTION AND PURCHASE AGREEMENT

This Subscription and Purchase Agreement (this "Agreement") is made as of the [EFFECTIVE DATE] by and among The Art Commission, LLC, a Wisconsin limited liability company (the "Company"), and the investors listed on Exhibit A attached to this Agreement (each an "Investor" and together the "Investors").

The Company is offering to both accredited and non-accredited investors up to 574,300 Series A Preferred Units. The Company is offering the Units (as defined below) to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "SEC") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C, which is available on the website of the Portal at www.wefunder.com.

1. Purchase and Sale of Series A Preferred Units.

(a) **Sale and Issuance of Series A Preferred Units**. Subject to the terms and conditions of this Agreement, each Investor agrees to purchase at the Closing and the Company agrees to sell and issue to each Investor at the Closing (as defined below) that number of Series A Preferred Units, set forth opposite each Investor's name on Exhibit A, at a purchase price of $0.6965 per unit. The Series A Preferred Units issued to the Investors pursuant to this Agreement (including any Series A Preferred Units issued at the Initial Closing and any Additional Units, as defined below) shall be referred to in this Agreement as the "Units."

(b) **Closing**. The initial purchase and sale of the Units is expected to take place remotely via the exchange of documents and signatures, on or around July 21, 2023, or at such other time and place as the Company and the Investors mutually agree upon, orally or in writing (which time and place are designated as the "Initial Closing"). In the event there is more than one closing, the term "Closing" shall apply to each such closing unless otherwise specified.

(c) **Sale of Additional Series A Preferred Units**. After the Initial Closing, the Company may sell, on the same terms and conditions as those contained in this Agreement, up to an aggregate total of 574,300 Units (which number shall be subject to appropriate adjustment in the event of any unit dividend, unit split, combination or similar recapitalization affecting such Units) (the "Additional Units"), to one or more Investors (the "Additional Investors"); provided that each Additional Investor shall become a party to the Transaction Agreements (as defined below), by executing and delivering a counterpart signature page to each of the Transaction Agreements. Exhibit A to this Agreement shall be updated to reflect the number of Additional Units purchased at each such Closing and the parties purchasing such Additional Units.

(d) **Use of Proceeds**. The Company will use the proceeds from the sale of the Units to fund the development of a data warehouse to provide industry information.

(e) **Defined Terms Used in this Agreement**. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(i) "Company Intellectual Property" means all patents, patent applications, trademarks, trademark applications, service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in to and under any of the foregoing, and any and all such cases as are necessary to the Company in the conduct of the Company's business as now conducted and as presently proposed to be conducted.

(ii) "Transaction Agreements" means this Agreement and the Company's Second Amended and Restated Operating Agreement, as the same may be amended from time to time.

2. **Representations and Warranties of the Investor.** The Investor hereby represents and warrants to the Company as follows:

(a) The Investor has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Units.

(b) The Investor understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, and in this Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Units; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(c) The Investor has the capacity to purchase the Units, enter into this Agreement and perform all the obligations required to be performed by the Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on the Investor or any investment restriction applicable to the Investor. The Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which the Investor purchases the Units.

(d) The Investor is at least eighteen (18) years of age.

(e) The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of acquisition of the Units and of making an informed investment decision with respect thereto; the Investor has reviewed the Form C and by virtue of such review understands the merits and risks of an investment in the Units to the extent disclosed in the Form C.

(f) The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Units or (ii) made any representation to the Investor regarding the legality of an investment in the Units under applicable laws or

regulations. In deciding to purchase the Units, the Investor is not relying on the advice or recommendations of the Company.

(g) The Investor is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The Investor has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

(h) The Investor acknowledges that the Company's counsel has prepared this Agreement at the direction of the Company's Board and the Investor has received no representation from the Company's counsel about the personal tax consequences or other advice related to this Agreement. The Investor has relied upon his, her or its own legal and tax counsel to the extent the Investor deems necessary as to all matters and questions concerning the purchase of the Units and has not relied upon any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. Furthermore, the Investor has obtained, to the extent the Investor deems necessary, the Investor's own professional advice with respect to the risks involved with the investment in the Units, and the suitability of the investment in the Units in light of his, her or its financial condition and investment needs. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units.

(i) The Investor's financial condition is such that the Investor is able to bear the risk of holding the Units for an indefinite period of time and the risk of loss of the entire investment in the Company. The Investor believes that the investment in the Units is suitable for the Investor based upon his, her or its investment objectives and financial needs, and has adequate means for providing for current financial needs and personal contingencies and has no need for liquidity of investment with respect to the Units.

(j) The Units are being acquired for the Investor's own account for investment, with no intention of distributing or selling any portion thereof within the meaning of the Securities Act, and will not be transferred by the Investor in violation of the Securities Act or the then applicable rules or regulations thereunder.

(k) The Investor is aware that his, her or its rights to transfer the Units are restricted by the Securities Act, applicable state securities laws, and the provisions of the Company's Second Amended and Restated Operating Agreement, and the absence of a market for the Units, and the Investor will not offer for sale, sell or otherwise transfer the Units without complying with all applicable provisions of such laws; the Investor understands that the certificates, if any, representing the Units purchased will bear restrictive legends referring to the restrictions on transfer thereof resulting from their issuance without registration under the securities laws and to any restriction on transfer now existing or hereafter set forth in the Company's Second Amended and Restated Operating Agreement.

(l) **<u>The Investor recognizes that the investment in the Units is speculative and involves a high degree of risk of loss of the entire investment in the Company. The Investor has taken full cognizance of, understands and assumes all of the risk factors related to the purchase of the Units, including the risks outlined in the Form C and in this Agreement</u>.**

(m) The Investor acknowledges and is aware of the following:

(i) The Units will not be, and investors in the Company have no rights to require that the Units be, registered under the Securities Act or the Securities Exchange Act of 1934, as amended, and the Investor may have to hold the Units indefinitely, and it may not be possible for the Investor to liquidate the Investor's investment;

(ii) No state or federal agency has made any finding or determination as to the fairness of the terms of the Offering, nor has any state or federal agency recommended or endorsed the Units;

(iii) Neither the Company nor any of its members, managers, employees, agents or advisors or others have, in connection with this investment, indicated that the Company will attain any specified level of profit or loss at any time, and the Investor has not relied upon any such statement made by anyone in the making of this investment;

(iv) The Investor has read and understands the relative rights, designations, limitations and preferences of the Units as set forth in the Company's Second Amended and Restated Operating Agreement;

(v) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding;

(vi) The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the Investor;

(vii) The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(n) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The undersigned's

subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(o) The foregoing representations and warranties, and all other statements contained elsewhere in this Agreement, are true and accurate as of this date and shall survive for a period of 18 months from such date. **If in any respect such representations and warranties or statements shall not be true and accurate prior to the Company's acceptance of this subscription, the Investor shall give immediate written notice of such fact to the Company, specifying which representations and warranties or statements are not true and accurate and the reasons therefor.**

3. Representations and Warranties of the Company.

(a) The Company is a limited liability company duly organized, validly existing and in active standing under the laws of the State of Wisconsin. The Company is duly qualified and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on the Company or its business, assets (including intangible assets), liabilities, financial condition, property or results of operations of the Company (a "Material Adverse Effect") or its business.

(b) The Company has the capacity to execute and deliver the Transaction Agreements and to perform its obligations hereunder and thereunder, and the execution, delivery and performance by the Company of the Transaction Agreements have been duly authorized by all necessary limited liability company action on the part of the Company. Assuming due authorization, execution and delivery hereof by each Investor, the Transaction Agreements constitute the valid and binding obligations of the Company, enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization and other laws affecting creditors' rights generally and by general principles of equity (whether in a proceeding at law or in equity).

(c) The execution and the delivery of the Transaction Agreements do not, and the consummation of the sale of the Units contemplated hereby will not: (a) conflict with or violate any provisions of the Operating Agreement of the Company; (b) conflict with or violate any provisions of, or result in the maturation or acceleration of, any obligations under any contract, order, license or law to which the Company is subject or to which the Company is a party; or (c) violate any restriction or limitation, or result in the termination or loss of any right (or give any third party the right to cause such termination or loss), of any kind to which the Company is bound or has. Except as could not reasonably be expected to have a Material Adverse Effect, the Company is not in violation of any provision of federal or state statute, rule or regulation applicable to the Company.

(d) The Units, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Operating Agreement of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

4. **Applicable Law.** This Agreement contains the entire understanding and the full and complete agreement of the parties and supersedes and replaces any prior understandings and agreements among the parties, with respect to the subject matter hereof. This Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Wisconsin, without regard to that State's conflict of law provisions. If for any reason any provisions hereof are determined to be invalid or contrary to existing or future law, such invalidity shall not impair the operation or effect of those portions of this Agreement which are valid. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Units by the Investor ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

5. **Operating Agreement**. The undersigned hereby acknowledges that if the subscription contemplated by this Agreement is accepted by the Company in whole or in part, the undersigned's signature on the signature page hereto shall evidence the undersigned's agreement to be a party to the Second Amended and Restated Operating Agreement (the "Operating Agreement") as a holder of Series A Preferred Units (as defined in the Operating Agreement) and shall constitute the undersigned's execution of the Operating Agreement as a holder of Series A Preferred Units.

6. **Entire Agreement**. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

7. **Waiver, Amendment**. Neither this Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

8. **Waiver of Jury Trial**. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

9. **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

10. **Binding Effect**. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement a of [EFFECTIVE DATE].

COMPANY:

THE ART COMMISSION, LLC

Founder Signature

Toni Sikes, CEO

Read and Approved (For IRA Use Only):

By: ____________________

INVESTOR:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT A

Schedule of Investors

Name of Investor	Investment Amount	Series A Preferred Units
[ENTITY NAME]	$[AMOUNT]	[SHARES]
TOTAL:	**$**	